Exhibit 99.1

China Sunergy Announces First Quarter 2014 Financial Results

NANJING, China, May 28, 2014 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, today announced its financial results for the first quarter ended March 31, 2014.

Mr. Stephen Cai, CEO of China Sunergy, commented, “I’m pleased that in the first quarter we executed on our key initiatives for 2014 and laid a foundation for future development. We expanded our market presence in Japan, generated net profits at our Turkey plant, and sustained operating scale with OEM arrangements, which together combined to help us expand gross margin by more than 300 basis points year-over-year.”

First Quarter 2014 Financial Highlights

•	Total revenue was US$62.7 million, an increase of 1.6% from US$61.7 million in the first quarter of 2013, and a decrease of 50.0% from US$125.5 million in the fourth quarter of 2013.

•	Shipments totaled 140.2MW, an increase of 36.8% (37.7MW) from 102.5MW in the first quarter of 2013, and a decrease of 40.5% (95.6MW) from 235.8MW in the fourth quarter of 2013. Module shipments, including module processed under OEM arrangements of 16.5MW, were 100.5MW. Cell shipments, including cell processed under OEM arrangements of 33.3MW, were 39.7MW.

•	Average selling price (“ASP”) for the Company’s solar modules, excluding those processed under OEM arrangements, was US$0.66 per watt, an increase of 11.9% from US$0.59 in the fourth quarter of 2013.

•	Conversion cost for cells was US$0.14 per watt, a decrease of one cent from US$0.15 per watt in the fourth quarter of 2013. Conversion cost for modules was US$0.20 per watt, an increase of one cent from US$0.19 in the fourth quarter of 2013.

•	Gross profit was US$2.3 million on gross margin of 3.7%, compared with US$0.3 million on gross margin of 0.4% for the first quarter of 2013, and US$6.6 million on gross margin of 5.2% in the fourth quarter of 2013.

•	Net loss attributable to ordinary shareholders was US$14.7 million, compared with US$22.9 million in the first quarter of 2013, and US$13.2 million in the fourth quarter of 2013.

•	Net loss attributable to ordinary shareholders per ADS was US$0.99, compared with US$1.71 in the first quarter of 2013, and US$0.89 in the fourth quarter of 2013.

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•	Cash, cash equivalents and restricted cash totaled US$230.4 million, as of March 31, 2014.

First Quarter 2014 Financial Review

Total Revenue and Shipments

For the first quarter of 2014, total revenue was US$62.7 million, an increase of 1.6% from US$61.7 million in the first quarter of 2013, and a decrease of 50.0% from US$125.5 million in the fourth quarter of 2013. Revenue from the Company’s self-brand modules and cells business, accounting for 91.7% of the total revenue, was US$57.5 million, and, revenue from the modules and cells processed under OEM arrangements, accounting for 8.3%, was US$5.2million.

Total shipments for the first quarter of 2014 were 140.2MW, an increase of 36.8% from 102.5MW in the same period of last year, and a decrease of 40.5% from 235.8MW in the prior quarter. The decrease quarter over quarter was primarily due to the weaker demand from China solar market during the first quarter of 2014. Total module shipments, including module processed under OEM arrangements of 16.5MW, were 100.5MW for the first quarter of 2014. Total cell shipments, including cell processed under OEM arrangements of 33.3MW, were 39.7MW for the first quarter of 2014.

Asia continued to be the largest market for the Company, accounting for 63.5% of total revenue in the first quarter of 2014, with Japan and China accounting for 33.4% and 21.5%, respectively. Total shipment to Japan more than doubled to 31.2MW during the quarter, and Japan, for the first time, becomes the largest revenue contributor by country. Sales to European markets represented 35.7% of total revenue in the first quarter of 2014, mainly contributed by France and Germany.

ASP

Module ASP for the first quarter of 2014 was US$0.66 per watt, increased by seven cents or 11.9% compared with that of the previous quarter. The higher module ASP was primarily due to the increased shipments to higher-priced markets, such as Japan and France.

Wafer and Conversion Costs

Blended wafer costs in the first quarter of 2014 were US$0.23 per watt, which was one cent or 4.5% higher than those of last quarter. Conversion costs of cells and modules manufactured in the first quarter of 2014 were US$0.14 and US$0.20 per watt, respectively, compared with US$0.15 and US$0.19 per watt, respectively, in the previous quarter. The increase of one cent in conversion cost of modules was mainly due to a higher production mix from the Company’s Turkey plant, where manufacturing cost is comparatively higher than that of its mainland factories.

Gross Profit and Gross Margin

Gross profit for the first quarter was US$2.3 million on gross margin of 3.7%, this compared to gross profit of US$0.3 million on gross margin of 0.4% for the first quarter of 2013, and gross profit of US$6.6 million on gross margin of 5.2% for the fourth quarter of 2013. The sequential decrease in gross profit compared to the fourth quarter of 2013 was mainly attributable to the combined impacts of comparatively lower shipment and increased manufacturing cost in the quarter ended March 31, 2014. Excluding inventory provision of US$0.5 million, non-GAAP[1] gross profit was US$2.9 million and non-GAAP gross margin was 4.6% in the first quarter of 2014.

1 China Sunergy's Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding costs related to certain charges, including inventory and bad debt provisions. Please refer to “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” at the end of this press release.

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Operating Expenses, Operating Loss and Net Loss

Operating expenses significantly decreased to US$10.1 million in the first quarter of 2014, from US$15.2 million in the first quarter of 2013, and US$13.9 million in the fourth quarter of 2013. The decrease in operating expenses was primarily attributable to the Company’s effective control over its general and administration expenses. Operating expenses included reversal of bad debt provision of US$0.4 million in the first quarter, compared to bad debt provision of US$0.2 million in the same period of last year, and US$1.1 million in the prior quarter.

Loss from operations was US$7.8 million in the first quarter of 2014, compared with US$15.0 million in the first quarter of 2013, and US$7.3 million in the fourth quarter of 2013.

Correspondingly, net loss attributable to ordinary shareholders was US$14.7 million in the first quarter of 2014. Non-GAAP net loss attributable to ordinary shareholders was US$14.6million for the first quarter of 2014.

Amount Due from/to Related Parties

Amount due from related parties totaled US$67.5 million as of March31, 2014, a decrease of US$16.5 million compared to US$84.0 million as of December 31, 2013. Amount due to related parties totaled US$33.0 million as of March 31, 2014, an increase of US$21.2 million compared to US$11.8 million as of December 31, 2013.

Inventory

Inventories at the end of the first quarter of 2014 totaled US$64.1 million, an increase of US$19.4 million from the prior quarter, which is mainly due to lower shipment in the quarter and increased purchase of raw materials in anticipation of increasing demand of the second quarter of 2014.

Cash Position

As of March 31, 2014, the Company had cash and cash equivalents of US$30.1 million, and restricted cash of US$200.3 million.

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Additional Company Updates Subsequent to First Quarter 2014

•	China Sunergy Signed Licensing Agreement with Zep Solar: the Company signed a licensing agreement with Zep Solar, Inc., a US-based manufacturer of a comprehensive platform for module-integrated installation hardware. The agreement covers all of the Company’s three production sites in Nanjing, Shanghai and Istanbul, allowing for maximum flexibility in terms of delivery of Zep Compatible PV modules to the USA. The Company will incorporate the patented “Zep Groove” into the frame design of its mono- and poly-crystalline modules.

•	540KW Solar Park with CSUN Modules Installed in Croatia: the Company’s partner, Fibernet Solar, completed construction of a 540 KW solar park in Croatia with CSUN’s “Made in Turkey” PV modules. The system was deployed with CSUN 250-60P modules near the Croatian town of Buje, close to the Slovenian port of Koper.

•	China Sunergy Signed Framework Contract with Turkish EPC: the Company signed a 15MW framework agreement with Turkish EPC PV-Systems at the Solarex exhibition in Istanbul. The framework agreement covers CSUN 250-60P modules produced at the Company’s Turkey plant, as well as, those from China. The modules will be used in ground-mounted projects across Turkey.

•	240KW System with CSUN Modules Completed in Turkey: the Company’s long-time partner, Asunim Solar Lda, completed a 240KW project in eastern Turkey installed with CSUN modules.

•	CSUN Ranks 8th for the full year 2013 in the German PV Market: China Sunergy was ranked 8th-largest supplier based on shipments to the German market by IHS Technology for the full year 2013.

Business Outlook

Mr. Cai continued, “We remain committed in executing our key initiatives for 2014 and further lowering our cost structure. We are seeing solid progress in our efforts to upgrade our OEM customer base, integrate our supply chains, enhance our manufacturing processes, and obtain additional overseas financing. We anticipate these efforts will significantly lower costs and drive meaningful improvements to profitability in the second half of 2014.”

The Company estimates that the total shipment for the second quarter of 2014 will range from 150MW to 160MW, including 40MW to 50MW of cell and module shipments under OEM arrangements. Gross margin for the second quarter of 2014 is expected to remain stable from that of the first quarter of 2014.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

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Conference Call

China Sunergy’s management will host an earnings conference call on Wednesday, May 28, 2014 at 8:00 a.m. Eastern Time (Wednesday, May 28, 2014 at 8:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss financial highlights of the first quarter 2014, provide business outlook and answer questions.

To access the conference call, please dial:

United States toll-free:	+1 866 519 4004
International:	+65 6723 9381
Singapore:	+65 6723 9381
China:	800 819 0121(Domestic) /400 620 8038 (Domestic Mobile)
Hong Kong:	+852 2475 0994

Please ask to be connected to First Quarter 2014 China Sunergy Co., Ltd. Earnings Conference Call and provide the following passcode: 45220288.

China Sunergy will also broadcast a live audio webcast of the conference call. The webcast will be available by visiting the “Investor Relations” section of the company’s web site at http://www.csun-solar.com.

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1 855 452 5696
International:	+61 2 8199 0299

The passcode for replay participants is: 45220288. The telephone replay also will be archived on the “Investor Relations” section of the Company’s website for seven days following the earnings announcement.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (NASDAQ:CSUN) designs, manufactures and delivers high efficiency solar cells and modules to the world from its production centers based in China and Turkey. China Sunergy also invests in high potential solar projects. Founded in 2004, China Sunergy is well known for its advanced solar cell technology, reliable product quality, and excellent customer service.

For more information, please visit http://www.csun-solar.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li

Phone: + 86 25 5276 6696

Email: Elaine.li@chinasunergy.com

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Asia Bridge Group Limited

Wendy Sun Phone: + 86 10 8556 9033 Email: wendy.sun@asiabridgegroup.com

Use of Non-GAAP Financial Measures

The Company has provided the three-month gross profit, gross margin, net income and earnings per ADS on a non-GAAP basis, which excludes inventory and bad debt provisions. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. The Company expects to continue providing gross profit, gross margin, net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis. Investors should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of non-GAAP measures to GAAP measures for the indicated periods in this press release.

Safe Harbor Statement

This announcement may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company's failure to maintain its listing qualification due to, among other things, volatility in the Company's ADS price; the Company's ability to raise additional capital or renew existing bank borrowings as they become due to finance the Company's activities; the Company's customers' financial condition and creditworthiness, and their ability to settle accounts receivables; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company's products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company's ability to protect its proprietary information; general economic and business conditions; the volatility of the Company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

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China Sunergy Co., Ltd

Unaudited Condensed Consolidated Income Statement Information

(In US$’000, except ADS and per ADS data)

	For the 3 months ended
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013

Sales to third parties	62,481	117,433	60,855
Sales to related parties	263	8,063	843
Total sales	62,744	125,496	61,698
Cost of goods sold	(60,432)	(118,934)	(61,435)
Gross profit	2,312	6,562	263
Operating expenses:
Selling expenses	(3,209)	(3,907)	(5,756)
General and administrative expenses	(6,398)	(8,910)	(7,628)
Research and development expenses	(515)	(1,071)	(1,854)
Total operating expenses	(10,122)	(13,888)	(15,238)
Income(loss) from operations	(7,810)	(7,326)	(14,975)
Interest expense	(6,811)	(9,190)	(7,454)
Interest income	1,252	1,521	1,557
Other income/(expenses), net	(1,244)	2,241	(3,007)
Changes in fair value of derivatives	-	-	1,410
Income(loss) before income tax	(14,613)	(12,754)	(22,469)
Income tax benefit(expense)	(119)	(565)	(460)
Net income(loss)	(14,732)	(13,319)	(22,929)
Less: non-controlling interest	1	(156)	(70)

Net income (loss) attributable to ordinary shareholders	(14,733)	(13,163)	(22,859)

Net income (loss) attributable to ordinary shareholders per ADS
Basic	$(0.99)	$(0.89)	$(1.71)
Diluted	$(0.99)	$(0.89)	$(1.71)

Weighted average ADS outstanding
Basic	14,849,292	14,849,292	13,372,292
Diluted	14,849,292	14,849,292	13,372,292

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China Sunergy Co., Ltd

Unaudited Consolidated Statements of Comprehensive Income (Loss)

(In US$’000)

	For the 3 months ended
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013

Net income (loss)	(14,732)	(13,319)	(22,929)
Other comprehensive income			-
Foreign currency translation adjustments, net of tax impact nil for the three quarters ended Mar 31, 2014, Dec 31 ,2013, and Mar 31, 2013	352	789	(1,015)

Comprehensive income (loss)	(14,380)	(12,530)	(23,944)

Less:
Comprehensive loss attributable to noncontrolling interest	10	(120)	(70)
Comprehensive income (loss) attributable to ordinary shareholders of China Sunergy Co., Ltd	(14,390)	(12,410)	(23,874)

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China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	Mar 31,2014	Dec 31,2013	Mar 31, 2013
Assets
Current Assets
Cash and cash equivalents	30,132	54,296	102,293
Restricted cash	200,267	194,196	203,181
Accounts receivable, net	68,795	82,146	70,696
Other receivable, net	27,762	21,497	25,911
Project assets	10,343	10,155	17,891
Inventories, net	64,094	44,658	69,093
Advance to suppliers, net	6,411	7,193	6,193
Amount due from related parties	67,549	83,987	89,645
Current deferred tax assets	1,735	1,922	1,391
Restricted cash-collateral account	-	-	2,009
Assets held for sale	28,904	-	-
Other current assets	-	-	1,339
Total current assets	505,992	500,050	589,642
Property, plant and equipment, net	228,768	223,624	214,587
Prepaid land use rights	23,803	27,885	28,383
Deferred tax assets	7,831	7,491	6,439
Interests in associates	-	-	-
Intangible assets	-	-	1,271
Amount due from related parties-non current	-	-	-
Other long-term assets	5,410	5,603	2,426
Total assets	771,804	764,653	842,748

Liabilities and equity
Current liabilities
Short-term bank borrowings	365,414	340,255	501,110
Accounts payable	86,032	97,029	119,093
Notes payable	27,779	39,900	20,932
Accrued expenses and other current liabilities	17,858	20,140	24,666
Income tax payable	3,718	3,368	1,598
Amount due to related parties	32,988	11,798	73,950
Collateral account payable	-	-	2,009
Convertible bond payable	-	-	1,500
Liability held for sale	44	-	-
Current deferred tax liability	7	6	365
Total current liabilities	533,840	512,496	745,223
Long-term debt	265,340	265,976	91,120
Long-term payables	838	-	-
Accrued warranty costs	20,244	20,129	17,857
Other liabilities	10,308	10,438	4,307
Total liabilities	830,570	809,039	858,507

Equity:
Ordinary shares: par value $0.0001; 463,247,600 shares authorized, 267,287,253 shares issued and outstanding as of March 31, 2013 and 240,701,253 issued and outstanding as of December 31, 2013 and March 31, 2014	24	24	27

Additional paid-in capital	185,367	185,367	187,225
Treasury shares (at par value)	3	3	-
Accumulated profit(deficit)	(279,929)	(265,196)	(237,446)
Accumulated other comprehensive income	36,414	36,071	34,507
Total equity attributable to China Sunergy Co. Ltd.	(58,121)	(43,731)	(15,687)
Non-controlling interests	(645)	(655)	(72)
Total equity	(58,766)	(44,386)	(15,759)
Total liabilities and equity	771,804	764,653	842,748

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Reconciliation of Non-GAAP results of Operations Measures to the Nearest Comparable

GAAP Measures

(In US$’000, except ADS and per ADS data)

	For the 3 months ended
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013

GAAP Gross Profit	2,312	6,562	263
Inventory Write Down	547	425	354
Non-GAAP Gross Profit	2,859	6,987	617

GAAP Net loss attributable to ordinary shareholders	(14,733)	(13,163)	(22,859)
Inventory Write Down	547	425	354
Bad Debts provision	(364)	1,098	162
Non-GAAP Net loss attributable to ordinary shareholders	(14,550)	(11,640)	(22,343)
Non-GAAP Net loss attributable to ordinary shareholders per ADS
Basic	$(0.98)	$(0.78)	$(1.67)
Diluted	$(0.98)	$(0.78)	$(1.67)

Weighted average ADS outstanding
Basic	14,849,292	14,849,292	13,372,292
Diluted	14,849,292	14,849,292	13,372,292

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